Exhibit 21

SUBSIDIARIES OF MECHANICAL TECHNOLOGY INCORPORATED

Subsidiary Name	Jurisdiction of Incorporation or Organization

Turbonetics Energy, Inc.	New York
MTI Instruments, Inc.	New York
EcoChain, Inc.	Delaware